Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-192518 May 15, 2014

Banc of California, Inc.

Concurrent Offerings of

Voting Common Stock, $0.01 par value per share

And

8.00% Tangible Equity Units

The information in this pricing term sheet relates only to the offering of Banc of California, Inc.’s (the “Company”) common stock (the “Common Stock Offering”) and the concurrent offering of the Company’s 8.00% Tangible Equity Units (the “Tangible Equity Units Offering”) and should be read together with (i) the preliminary prospectus supplement dated May 14, 2014 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement, dated as of May 15, 2014, relating to the Tangible Equity Units Offering, including the documents incorporated by reference therein, and (iii) the base prospectus dated February 12, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-192518. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

Company:	Banc of California, Inc.

NASDAQ Global Select Market Symbol:	“BANC”

Trade Date:	May 15, 2014

Closing Price on May 15, 2014:	$9.78

Settlement Date:	May 21, 2014

Common Stock Offering

Title of Securities:	Voting common stock, $0.01 par value per share

Shares Offered:	5,150,000 (or a total of 5,922,500 if the underwriters exercise their option to purchase up to 772,500 additional shares of the Company’s common stock in full)

Common Stock Public Offering Price:	$9.78 per share / $50,367,000 total (excluding the underwriters’ option to purchase from the Company up to 772,500 additional shares of the Company’s common stock)

Underwriting Discounts and Commissions:	$0.5623 per share / $2,895,845 total (excluding the underwriters’ option to purchase from the Company up to 772,500 additional shares of the Company’s common stock)

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $47,471,155 (or approximately $54,591,828 if the underwriters exercise their option to purchase up to 772,500 additional shares of the Company’s common stock in full), after deducting the underwriters’ discount payable by the Company but before the Company’s offering expenses.

Book Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Keefe, Bruyette & Woods, Inc.

Senior Lead Managers:	Sandler O’Neill & Partners, L.P. Raymond James & Associates, Inc.

Co-Managers:	Sterne Agee Wunderlich Securities FIG Partners, LLC

Tangible Equity Units Offering

Title of Securities:	8.00% Tangible Equity Units

Stated Amount:	Each Tangible Equity Unit has a stated amount of $50

Number of Tangible Equity Units Offered:	1,200,000 (or 1,380,000 if the underwriter exercises its option to purchase up to 180,000 additional Tangible Equity Units in full)

Composition of Tangible Equity Units:	Each Tangible Equity Unit is a unit composed of a prepaid stock purchase contract (each, a “Purchase Contract”) and a junior subordinated amortizing note issued by the Company (each, an “Amortizing Note”), which has an initial principal amount of $10.604556 per Amortizing Note, bears interest at a rate of 7.50% per annum and has a scheduled final installment payment date of May 15, 2017.

Aggregate Principal Amount of Amortizing Notes:	$12,725,467 (or $14,634,287 if the underwriter exercises its option to purchase up to 180,000 additional Tangible Equity Units in full)

Reference Price:	$9.78 (which is the Common Stock Public Offering Price)

Threshold Appreciation Price:	$11.247 (which represents appreciation of approximately 15% over the Reference Price)

Initial Minimum Settlement Rate:	4.4456 shares of the Company’s common stock (subject to adjustment)

Initial Maximum Settlement Rate:	5.1124 shares of the Company’s common stock (subject to adjustment)

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders quarterly installments per Amortizing Note in the amounts and at the times as set forth on the below amortization schedule, which in the aggregate will be equivalent to an 8.00% cash payment per year with respect to each $50 Stated Amount of Tangible Equity Unit. Each installment will constitute a payment of interest (at a rate of 7.50% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth on the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
August 15, 2014	$0.747754	$0.185579
November 15, 2014	$0.815185	$0.184815
February 15, 2015	$0.830470	$0.169530
May 15, 2015	$0.846041	$0.153959
August 15, 2015	$0.861904	$0.138096
November 15, 2015	$0.878065	$0.121935
February 15, 2016	$0.894529	$0.105471
May 15, 2016	$0.911301	$0.088699
August 15, 2016	$0.928388	$0.071612
November 15, 2016	$0.945795	$0.054205
February 15, 2017	$0.963529	$0.036471
May 15, 2017	$0.981595	$0.018405

For the avoidance of doubt and notwithstanding anything to the contrary in the preliminary prospectus supplement for the Tangible Equity Units, the first installment payment for the Amortizing Notes, payable on August 15, 2014, shall be equal to $0.933333 per Amortizing Note.

Tangible Equity Units Public Offering Price:	$50 per Tangible Equity Unit / $60.0 million total (excluding the underwriter’s option to purchase from the Company up to an additional 180,000 Tangible Equity Units).

Underwriting Discount:	$2.375 per Tangible Equity Unit / $2,850,000 total (excluding the underwriter’s option to purchase from the Company up to an additional 180,000 Tangible Equity Units).

Estimated Net Proceeds to the Company from the Tangible Equity Units Offering:	The net proceeds from the sale of Tangible Equity Units in the Tangible Equity Units Offering will be $57,150,000 (or approximately $65,722,500 if the underwriter exercises its option to purchase up to 180,000 additional Tangible Equity Units in full), after deducting the underwriter’s discount payable by the Company but before offering expenses payable by the Company.

Sole Book Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

CUSIP for the Tangible Equity Units:	05990K 700

ISIN for the Tangible Equity Units:	US05990K7000

CUSIP for the Purchase Contracts:	05990K 130

ISIN for the Purchase Contracts:	US05990K1300

CUSIP for the Amortizing Notes:	05990K AB2

ISIN for the Amortizing Notes:	US05990KAB26

Fair Market Value of Tangible Equity Units:	The Company has determined that the fair market value of each Amortizing Note is $10.604556 and the fair market value of each Purchase Contract is $39.395444.

Early Settlement Upon a Fundamental Change:	The following table sets forth the fundamental change early settlement rate per Purchase Contract for each stock price and effective date set forth below:

		Effective Date
Stock Price	May 21, 2014	May 15, 2015	May 15, 2016	May 15, 2017
$2.00	4.3667	4.5958	4.8375	5.1124
$3.00	4.3738	4.6040	4.8459	5.1124
$4.00	4.3699	4.6062	4.8501	5.1124
$5.00	4.3483	4.5977	4.8517	5.1124
$6.00	4.3043	4.5683	4.8454	5.1124
$7.00	4.2408	4.5123	4.8162	5.1124
$8.00	4.1664	4.4340	4.7490	5.1124
$9.00	4.0907	4.3452	4.6456	5.1124
$9.78	4.0357	4.2772	4.5532	5.1124
$10.50	3.9902	4.2200	4.4709	4.7619
$11.00	3.9621	4.1846	4.4197	4.5455
$11.25	3.9493	4.1687	4.3968	4.4456
$12.00	3.9150	4.1262	4.3380	4.4456
$12.33	3.9021	4.1105	4.3176	4.4456
$12.50	3.8958	4.1030	4.3081	4.4456
$13.00	3.8792	4.0835	4.2846	4.4456
$14.00	3.8534	4.0544	4.2537	4.4456
$15.00	3.8354	4.0357	4.2377	4.4456
$16.00	3.8235	4.0244	4.2302	4.4456
$17.00	3.8161	4.0180	4.2271	4.4456
$18.00	3.8117	4.0148	4.2260	4.4456
$19.00	3.8095	4.0134	4.2258	4.4456
$20.00	3.8086	4.0130	4.2259	4.4456

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the fundamental change early settlement rate will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above), the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•	if the stock price is less than $2.00 per share (subject to adjustment in the same manner as the stock prices set forth in the table above, the “minimum stock price”), the fundamental change early settlement rate will be determined as if the stock price equaled the minimum stock price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two dates in the table.

The maximum number of shares of Common Stock deliverable under a Purchase Contract following a fundamental change is 5.1124, subject to adjustment in the same manner as the fixed settlement rates as set forth in the preliminary prospectus for the Tangible Equity Units Offering under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates.”

The issuer has filed a registration statement including a prospectus with the Securities and Exchange Commission for the Common Stock Offering and the Tangible Equity Units Offering. Before you invest, you should read the prospectus in that registration statement, the applicable prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408.